SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 3, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On April 3, 2013, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing that it has agreed to acquire five MR2 product tankers, for an aggregate purchase price of approximately $143.8 million. The purchase price is expected to be financed from a combination of existing cash on its balance sheet and debt consistent with Navios’ existing facilities. Two of the vessels are 2007-built MR2 product tankers of about 51,000 dwt each with expected delivery in June 2013. The purchase price for each vessel is approximately $23.2 million. One of the vessels is a newbuilding MR2 Eco Type product tanker of 50,000 dwt for approximately $34.3 million. The vessel is expected to be delivered in the third quarter of 2013. Two of the vessels are newbuilding MR2 Eco Type product tankers of 51,200 dwt each, with estimated deliveries in each of the third and fourth quarter of 2014, and the purchase price for each vessel is approximately $31.5 million. In addition, Navios has also been granted the option to acquire two additional MR2 Eco Type product tankers.

A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

This information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: April 5, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 3, 2013